SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)


                                  Stevia Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    86031P106
                                 (CUSIP Number)

                           George S. Blankenbaker Jr.
                                c/o Stevia Corp.
                                  7117 US 31 S
                             Indianapolis, IN 46227
                                 (888) 250-2566
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                Mark C. Lee, Esq.
                             Greenberg Traurig, LLP
                            1201 K Street, Suite 1100
                          Sacramento, California 95814

                                February 26, 2014
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 2 of 6 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    George S. Blankenbaker Jr.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     36,244,682 (1)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       36,244,682 (1)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    32,744,682
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.55% (2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
1. Includes 500,000 shares and 3,000,000 shares issued to Growers Synergy Pte Ltd. on July 5, 2012 and February 26, 2014, respectively. See Item 3.
2. Based on 118,845,923, shares outstanding on March 7, 2014 including restricted stock subject to vesting in the next sixty days.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 3 of 6 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 29, 2011 (the "Original Schedule 13D") and the Amendment No. 1 to the Original Schedule 13D, filed with the SEC on October 19, 2012
("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") relating to the shares of common stock, $0.001 par value (the "Common Stock"), of Stevia Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 7117 US 31 S, Indianapolis, IN 46227. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Amendment No. 2 to Schedule 13D is being filed by George S. Blankenbaker Jr. (the "Reporting Person").

     (b) The business address of the Reporting Person is c/o Stevia Corp., 7117 US 31 S, Indianapolis, IN 46227.

     (c) The Reporting Person is the President, Secretary, and Treasurer and a director of the Issuer. The address of the Issuer is 7117 US 31 S, Indianapolis, IN 46227.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person is the Managing Director of Growers Synergy Pte Ltd. ("Growers Synergy"), a Singapore corporation. Growers Fresh Pte Ltd. ("Growers Fresh") owns a 51% interest in Growers Synergy and the Reporting Person controls a 49% interest in Growers Fresh. On February 26, 2014, the Issuer issued 3,000,000 shares of restricted stock (the "Restricted Stock") to Growers Synergy in consideration for services rendered pursuant to a Restricted Stock Agreement dated February 26, 2014 between the Issuer and Growers Synergy (the "Growers Agreement"). The Reporting Person disclaims beneficial ownership of the Restricted Stock, except to the extent of his pecuniary interest therein.

     The Reporting Person owns a 65% interest in Blankenbaker Ventures (Asia) Pte. Ltd. ("BV Asia"), a Singapore corporation. On February 26, 2014, the Issuer issued 20,000,000 shares of Restricted Stock to the Reporting Person pursuant to a Restricted Stock Award Agreement dated February 26, 2014 by and between the Issuer and the Reporting Person for services rendered by the Reporting Person (the "Blankenbaker Agreement"). The Reporting Person directed the shares of Restricted Stock to be issued to BV Asia. The Restricted Stock is subject to vesting restrictions. 4,000,000 of the shares vested on February 26, 2014 and the remaining shares vest ratably each February 26th.

     On February 26, 2014, the Issuer issued 16,744,682 shares of Common Stock to BV Asia pursuant to a Debt Conversion Agreement dated February 26, 2014 by and between the Issuer, the Reporting Person, and certain of the Reporting Person's affiliated entities (the "Debt Conversion Agreement"). Pursuant to the Debt Conversion Agreement, the shares of Common Stock were issued to BV Asia.

ITEM 4. PURPOSE OF THE TRANSACTION

     The Reporting Person discloses that Growers Synergy, a company for which he is the Managing Director, received the Restricted Stock in consideration for services rendered under the Growers Agreement.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 4 of 6 Pages
-------------------                                            -----------------

     The Reporting Person discloses that BV Asia, a company for which he owns a 65% interest, received the Restricted Stock in consideration for services rendered by the Reporting Person under the Blankenbaker Agreement.

     The Reporting Person discloses that BV Asia, a company for which he owns a 65% interest, received the Common Stock pursuant to the Debt Conversion Agreement.

     Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 12,000,000 shares of Common Stock directly, and 24,244,682 shares of Common Stock indirectly through his relationships with Growers Synergy and BV Asia, which together represent approximately 27.55% of the outstanding shares of Common Stock.

     (b) The Reporting Person has the sole power to vote and sole power to dispose of 36,244,682 shares of Common Stock, which represent approximately 27.55% of the outstanding shares of Common Stock.

     (c) No transactions in the Issuer's Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

     (d) Not applicable.

     (e) Not applicable.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 5 of 6 Pages
-------------------                                            -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to the transaction stated in Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 86031P106                                            Page 6 of 6 Pages
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 11, 2014

                                         /s/ George S. Blankenbaker Jr.
                                         ---------------------------------------
                                         George S. Blankenbaker Jr.